Exhibit 3.2

CERTIFICATE OF MERGER

OF

CROWN CASTLE INTERNATIONAL CORP.

WITH AND INTO

CROWN CASTLE REIT INC.

Pursuant to Section 251 of the
General Corporation Law of the State of Delaware

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (“DGCL”), Crown Castle REIT Inc., a Delaware corporation (“CCR”), in connection with the merger of Crown Castle International Corp., a Delaware corporation (“Crown Castle”), with and into CCR (“Merger”), hereby certifies as follows:

FIRST:  That the name and state of incorporation of each of the constituent corporations of the Merger (collectively, “Constituent Corporations”) are as follows:

Name	State of Incorporation

Crown Castle International Corp.	Delaware

Crown Castle REIT Inc.	Delaware

SECOND:  That an Agreement and Plan of Merger, dated as of September 19, 2014 (“Merger Agreement”), between CCR and Crown Castle, has been approved, adopted, executed and acknowledged by each of the Constituent Corporations in accordance with Section 251 of the DGCL (and, with respect to CCR, by the written consent of its sole stockholder in accordance with Section 228 of the DGCL).

THIRD:  That CCR shall be the surviving corporation of the Merger (“Surviving Corporation”).  The name of the Surviving Corporation shall be amended in the Merger to be “Crown Castle International Corp.”

FOURTH: That the Amended and Restated Certificate of Incorporation of CCR in effect immediately prior to the Merger shall be the Amended and Restated Certificate of Incorporation of the Surviving Corporation, except that, as a result of the Merger, (i) Article I thereof shall be amended to read: “The name of the corporation (which is hereinafter referred to as the “Corporation”) is: Crown Castle International Corp.” and (ii) all other references to “Crown Castle REIT Inc.” in the Amended and Restated Certificate of Incorporation of the Surviving Corporation and in the Certificate of Designations of 4.50% Mandatory Convertible Preferred Stock, Series A, of the Surviving Corporation shall be deleted and replaced with “Crown Castle International Corp.”

FIFTH:  That the executed Merger Agreement is on file at the office of the Surviving Corporation located at Crown Castle International Corp., 1220 Augusta Drive, Suite 600, in the City of Houston, County of Harris, Texas 77057.

SIXTH:  That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

SEVENTH:  That this Certificate of Merger, and the Merger provided for herein, shall become effective as of 11:58 p.m., Eastern Time, on the 15th day of December, 2014.

IN WITNESS WHEREOF, Crown Castle REIT Inc., the Surviving Corporation, has caused this Certificate of Merger to be duly executed by its authorized officer, this 15th day of December, 2014.

CROWN CASTLE REIT INC.

By:	/s/ E. Blake Hawk
Name:	E. Blake Hawk
Title:	Executive Vice President and General Counsel